Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated August 8, 2023
Relating to Preliminary Prospectus dated August 7, 2023
Registration No. 333-272790

GREAT ELM CAPITAL CORP.
$40,000,000
8.75% Notes Due 2028

Pricing Term Sheet
August 8, 2023

The following sets forth the final terms of the 8.75% Notes due 2028 (the “Notes”) and should only be read together with the preliminary prospectus dated August 7, 2023, relating to the Notes (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. All references to dollar amounts are references to U.S. Dollars.

Issuer:	Great Elm Capital Corp. (the “Company”)

Title of the Securities:	8.75% Notes due 2028

Rating:*	Egan-Jones Ratings Company: BBB-

Initial Aggregate Principal Amount Being Offered:	$40,000,000

Over-Allotment Option:	The underwriters may also purchase up to an additional $6,000,000 aggregate principal amount of Notes on or before September 7, 2023 solely to cover over-allotments, if any.

Initial Public Offering Price:	100% of the aggregate principal amount ($25.00 per Note)

Principal Payable at Maturity:	100% of the aggregate principal amount ($25.00 per Note)

Type of Note:	Fixed-rate note

Listing:	The Company intends to list the Notes on The Nasdaq Global Market within 30 days of the original issue date under the trading symbol “GECCZ.”

Underwriting Discount:**	3.125% (or $1,250,000 total, assuming the over-allotment option is not exercised)

Net Proceeds to the Issuer, before Expenses:**	96.875% (or $38,750,000 total, assuming the over-allotment option is not exercised)

Interest Rate:	8.75% per year

Day Count Basis:	360-day year of twelve 30-day months

Trade Date:	August 9, 2023

Settlement Date:***	August 16, 2023 (T+5)

Stated Maturity Date:	September 30, 2028

Date Interest Starts Accruing:	August 16, 2023

Interest Payment Dates:
The Notes will pay interest on March 31, June 30, September 30 and December 31 of each year, beginning September 30, 2023. If an interest payment date falls on a non-business day, the applicable interest payment will be made on the next business day and no additional interest will accrue as a result of such delayed payment.

Interest Periods:
The initial interest period for the Notes will be the period from and including August 16, 2023, to, but excluding, the initial interest payment date, and the subsequent interest periods will be the periods from and including an interest payment date to, but excluding, the next interest payment date or the stated maturity date, as the case may be.

Regular Record Dates for Interest:	Each March 15, June 15, September 15 and December 15, beginning September 15, 2023.

Specified Currency:	U.S. Dollars

Denominations:	The Company will issue the Notes in denominations of $25 and integral multiples of $25 in excess thereof.

Business Day:	Each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in the City of New York are authorized or obligated by law or executive order to close.

Optional Redemption:
The Notes may be redeemed in whole or in part at any time or from time to time at the Company’s option on or after September 30, 2025, upon not less than 30 days nor more than 60 days written notice by mail prior to the date fixed for redemption thereof, at a redemption price of 100% of the outstanding principal amount of the Notes to be redeemed plus accrued and unpaid interest payments otherwise payable for the then-current quarterly interest period accrued to, but excluding, the date fixed for redemption.

Use of Proceeds
The Company intends to use the net proceeds from the offering, along with cash on hand, to redeem all of its outstanding $42.8 million aggregate principal amount of 6.50% notes due 2024, to pay related fees and expenses and for general corporate purposes. The Company may also elect to (i) redeem a portion of its outstanding $45.6 million aggregate principal amount 6.75% notes due 2025, (ii) redeem a portion of its outstanding $57.5 million aggregate principal amount 5.875% notes due 2026 or (iii) repay all or a portion of the $5.0 million in borrowings outstanding under the Loan, Guarantee and Security Agreement, as amended, with City National Bank with proceeds of this offering.

CUSIP / ISIN:	390320 802 / US3903208029

Joint Book-Running Managers:	Ladenburg Thalmann & Co. Inc., Janney Montgomery Scott LLC and Oppenheimer & Co. Inc.

Trustee, Paying Agent, and Security Registrar:	Equiniti Trust Company, LLC

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** An affiliate of the Company’s investment adviser intends to purchase certain Notes. The Company will receive the full proceeds of such Notes, and no underwriting discounts or commissions will be paid in respect of these Notes.

*** Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the Notes initially will settle T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of pricing or the next two succeeding business days should consult their own advisor.

This pricing term sheet and the Preliminary Prospectus are not offers to sell or the solicitation of offers to buy, nor will there be any sale of the Notes referred to in this press release, in any jurisdiction where such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction.

Investors are advised to carefully consider the investment objectives, risks and charges and expenses of the Company before investing. The Preliminary Prospectus, which has been filed with the Securities and Exchange Commission (the “SEC”), contains a description of these matters and other important information about the Company and should be read carefully before investing.

The issuer has filed a registration statement (including the Preliminary Prospectus) with the SEC, for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus you request them by calling Ladenburg Thalmann & Co. Inc. toll-free at 1-800-573-2541 or emailing prospectus@ladenburg.com.